UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Blackstone/GSO Floating Rate Enhanced Income Fund

(Name of Issuer)

Institutional Class I Common Shares of Beneficial Interest, $0.001 par value per share

(Title of Class of Securities)

09258T 106

(CUSIP Number)

Kuno Sutter

Director

Athris Holding AG

Curtins 57, Chesa MinChueletta

7522 La Punt Chamues-ch, Switzerland

(+41) 79 220-7038

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 09 258T106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] Athris Holding AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -2,600,000-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -2,600,000-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.95%
14	TYPE OF REPORTING PERSON CO

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Item 1.        Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Institutional Class I Common Shares of Beneficial Interest, $0.001 par value per share (the “Class I Shares”) of Blackstone/GSO Floating Rate Enhanced Income Fund, a newly organized, non-diversified, closed-end management investment company that continuously offers its Common Shares and is operated as an “interval fund” (the “Fund”).  The address of the principal executive offices of the Fund is 345 Park Avenue, 31st Floor, New York, NY 10017.

Item 2.                             Identity and Background.

This Statement is being filed by Athris Holding AG, a Swiss company limited by shares (aktiengesellschaft) (“Athris Holding”). The address of Athris Holding’s principal place of business and principal executive office is Curtins 57, Chesa MinChueletta, 7522 La Punt Chamues-ch, Switzerland.

Athris Holding is a privately owned holding and investment company. It invests in public equity, private equity, funds and fixed income markets around the world.

Certain information with respect to the directors and executive officers of Athris Holding is set forth on Schedule A to this Statement, including each director’s and executive officer’s present principal occupation or employment, business address and citizenship.

Neither Athris Holding nor, to the knowledge of Athris Holding, any person identified on Schedule A to this Statement has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or  (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                             Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 2,600,000 Class I Shares came from working capital.

Item 4.                               Purpose of Transaction.

Athris Holding has purchased the Class I Shares for investment purposes. Athris Holding does not presently have any plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                             Interest in Securities of the Issuer.

(a)-(b)        Based on information provided by the Fund, the following disclosure assumes that there are 5,004,801.313 Class I Shares issued and outstanding as of the date hereof. Athris Holding beneficially owns an aggregate of 2,600,000 Class I Shares of the Fund, representing approximately 51.95% of the issued and outstanding Class I Shares as of the date hereof. To the knowledge of Athris Holding, none of the persons identified on Schedule A beneficially owns any Class I Shares.

(c)                               The 2,600,000 Class I Shares were offered and sold by the Fund to Athris Holding pursuant to a Registration Statement on Form N-2 (File No. 333-21927) and the related prospectus filed with the Securities and Exchange Commission as part of an ongoing public offering of three classes of Common Shares, which Class I Shares initially are being sold at $25.00 per share. Except as set forth in the

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preceding sentence, neither Athris Holding nor, to the knowledge of Athris Holding, any person identified on Schedule A to this Statement, has effected any transaction in the Class I Shares during the past 60 days.

(d)                              To the knowledge of Athris Holding, no person other than Athris Holding has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Class I Shares.

(e)                               Not applicable.

Item 6.                             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.                             Material to Be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2018

ATHRIS HOLDING AG

By:	/s/ Kuno Sutter
Name:	Kuno Sutter
Title:	Director

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF ATHRIS HOLDING

The following table sets forth the name and present occupation or employment of each director and executive officer of Athris Holding.  The business address of each director and executive officer of Athris Holding is Curtins 57, Chesa MinChueletta, 7522 La Punt Chamues-ch, Switzerland.

Name	Present Occupation or Employment	Citizenship
Michael Kuessner	Chairman	Germany Switzerland
Kuno Sutter	Director	Switzerland